Exhibit 10.5

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the “Agreement”) dated as of August 10, 2006 (the “Effective Date”) by and between Evercore Partners Inc. (the “Company”), Evercore, L.P. (the “Partnership”) (Company and Partnership, each and collectively, “Employer”) and Roger C. Altman (the “Executive”).

The Employer desires to employ Executive in the positions set forth below and to enter into an agreement embodying the terms of such employment; and

Executive desires to continue such employment and enter into such an agreement.

In consideration of the promises and mutual covenants set forth herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 7 of this Agreement, Executive shall be employed by the Employer for a period commencing on the Effective Date and ending on the third anniversary of the Effective Date (the “Term”) on the terms and subject to the conditions set forth in this Agreement; provided, however, that commencing with the third anniversary of the Effective Date and on each anniversary thereof (each an “Extension Date”), the Term shall be automatically extended for an additional one-year period, unless the Employer or Executive provides the other party hereto 60 days prior written notice before the next Extension Date that the Term shall not be so extended. For purposes of this Agreement, “Employment Term” shall mean the period of time that Executive is employed hereunder during the Term.

2. Position.

a. During the Employment Term, Executive shall serve as Chairman, Co-Chief Executive Officer of the Company and, to the extent elected, as Co-Chairman of the Board of Directors of the Company (the “Board”) and shall serve as an officer of the Partnership. In such positions, Executive shall have the authority commensurate with such positions and such duties, commensurate with such positions, as shall be determined from time to time by the Partnership and the Board and Executive shall report directly to the Board.

b. During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or materially interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive (x) from managing Executive’s personal investments, (y) from continuing to serve on any board of directors, or as trustee, of any business corporation or any charitable organization on which Executive serves as of the Effective Date and which have been previously disclosed to the Employer and serving on the boards of directors of any portfolio companies of investment funds managed by the Partnership or its affiliates; and (z) subject to the prior approval of the Board (which shall not be unreasonably withheld), from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case, and in the aggregate, that such activities do not conflict or materially interfere with the performance of Executive’s duties hereunder or conflict with Section 8 of this Agreement.

c. The parties hereby acknowledge that, while Executive is employed hereunder by both the Partnership and the Company, it is anticipated that all of Executive’s business time and effort will be devoted to services for the Partnership. Consequently, subject to future adjustment as necessary from time to time to reflect the accurate allocation of time and effort expended by the Executive for the Company and Partnership, respectively, all of Executive’s compensation hereunder shall be allocated as compensation for work performed on behalf of the Partnership.

3. Base Salary. During the Employment Term, the Employer shall pay Executive a base salary at the annual rate of $500,000, payable in regular installments in accordance with the Employer’s usual payment practices. Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board. Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.” Executive’s Base Salary may not, in any event, be decreased below $500,000.

4. Annual Bonus.

a. Guaranteed Annual Bonus. With respect to each fiscal year of the Company (a “Fiscal Year”) occurring during the Employment Term, the Employer shall pay Executive a guaranteed annual bonus award equal to $500,000 (the “Guaranteed Annual Bonus”) on March 1 of each calendar year immediately following the calendar year in which the Fiscal Year in respect of which the Guaranteed Annual Bonus is payable ends, so long as Executive remains employed with the Employer on such date.

b. Profit Annual Bonus.

(i) In addition to the Guaranteed Annual Bonus, with respect to each Fiscal Year occurring during the Term, Executive shall receive a bonus based on the profits of the Company (a “Profit Annual Bonus”); provided, however, that the Profit Annual Bonus payable in respect of the 2006 Fiscal Year (which is defined as the period beginning on the Effective Date and ending on December 31, 2006) shall be equal to $1.25 million. For the 2007 Fiscal Year and each subsequent Fiscal Year occurring during the Term, the Profit Annual Bonus for each such year shall be equal to the sum of (A) $2.5 million, plus (B) the product of (x) the percentage, if any, by which the Company’s “Adjusted Net Income Per Share” for such Fiscal Year exceeds the Company’s “Base Net Income Per Share” (as such terms are hereinafter defined), and (y) $2.5 million; provided, however, that, except with respect to the 2006 Fiscal Year, in no event shall any Profit Annual Bonus be payable in respect of any Fiscal Year if the Adjusted Net Income Per Share for such Fiscal Year does not exceed the Adjusted Net Income Per Share for the prior Fiscal Year by at least five percent (5%).

(ii) It is anticipated that (A) “Adjusted Net Income Per Share” will be defined as the diluted net income per share earned by the Company as set forth on the Company’s audited statement of income for the applicable Fiscal Year, excluding, for purposes of this calculation (1) any compensation and benefits expense incurred due to any vesting of the partnership units granted to employees of the Company or its Affiliates and employees of Protego Asesores S.A. de C.V. or any of its Affiliates (collectively, “Protego”)) prior to or in connection with the reorganization of the Company and its Affiliates (including Protego) and the initial public offering of Class A common stock by the Company (the “IPO”) and the restricted stock units granted to employees of the Company or its Affiliates and Protego at the time of the IPO, (2) any shares of Class A Common Stock of the Company issued in connection with the acquisition by the Company of Braveheart Financial Services Limited, and (3) any revenue and benefits expense incurred due to a significant expansion of the Company’s business during the “start-up” phase of such expansion, as may be determined in the sole discretion of the compensation committee of the Company; and (B) “Base Net Income Per Share” shall mean the diluted net income per share earned by the Company as set forth on the Company’s audited statement of income for the 2006 Fiscal Year, as adjusted to give pro forma effect, on a consistent basis, to the adjustments reflected in the unaudited pro forma statements of income included in the Company’s final prospectus for the IPO. Notwithstanding the foregoing, the Base Net Income Per Share will be adjusted to reflect any subsequent equity events such as (I) the vesting of Evercore LP units granted to employees of the Company, its Affiliates or employees of Protego prior to or in connection with the reorganization of the Company and its Affiliates (including Protego) and the IPO, (II) the vesting of any restricted stock units issued at the IPO date (including any restricted stock units held employees of Affiliates of the Company and Protego), (III) stock splits, reclassifications, and other equity adjustments, and (IV) to the extent the acquisition by the Company of Braveheart Financial Services Limited occurs during the 2006 Fiscal Year, the effect of such acquisition on the Company. The Profit Annual Bonus for each such Fiscal Year shall be paid to Executive on March 1 of each calendar year immediately following the calendar year in which the Fiscal Year in respect of which the Profit Annual Bonus is payable ends, so long as Executive remains employed with the Employer through such March 1; provided that the Employer will delay the payment of the Profit Annual Bonus in respect of any Fiscal Year with respect to which the Employer reasonably anticipates that the Employer’s deduction with respect to such payment otherwise would be limited or eliminated by application of Section 162(m) of the Internal Revenue Code of 1986, as amended in which case such unpaid Profit Annual Bonus amounts (the “Deferred Amounts”) will be made upon the earlier of (x) the earliest date at which the Employer reasonably anticipates that the deduction of the payment of such Deferred Amounts will not be limited or eliminated by application of Section 162(m) of the Internal Revenue Code or (y) the calendar year in which the Executive’s employment with the Employer is terminated. Deferred Amounts shall accrue interest at the prime rate, plus 1%.

5. Benefits.

a. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in all employee benefit programs of the Employer and its affiliates maintained for the benefit of employees of the Employer on a basis which is no less favorable than is provided to any other executives of the Employer (collectively, the “Employee Benefits”).

b. Tax Gross-Up Payment. If it shall be determined that any payment to Executive pursuant to this Agreement or any other payment or benefit from the Employer or its affiliates would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then Executive shall receive a gross-up payment pursuant to Exhibit A attached hereto.

6. Business Expenses. During the Employment Term, (i) reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Employer in accordance with Employer policies, provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 90 days following the date such expenses are incurred and (ii) Executive shall be entitled to receive such perquisites as are generally provided to other senior officers of the Employer in accordance with the then current policies and practices of the Employer. Without limiting the generality of the foregoing, (I) Executive will be entitled to reimbursement for the use of a leased luxury car, including a driver; (II) Executive will be reimbursed for reasonable tax and investment management services up to an annual maximum of $50,000 for such services; and (III) the Employer shall procure, for Executive’s use for business related matters, as reasonably determined by the Executive, at the Employer’s expense, 110 air hours per year on a private, non-commercial, jet (which may either be owned by the Employer, leased by the Employer, or a fractional ownership interest with NetJet or other comparable non-commercial airline); provided that, if Executive travels on his own aircraft, then Executive shall be entitled to reimbursement by the Employer for any air hours used by Executive on such aircraft (up to 110) for business related travel (as reasonably determined by the Executive) at a rate equal to the Market Rate; and (IV) the Employer will provide Executive with a tax gross-up payment to the extent necessary to offset any income taxes incurred by Executive with respect to such items, no later than March 15th of the calendar year following the calendar year in which the expenses were incurred and subject to the Executive making a claim for such reimbursement prior to March 1st of such calendar year, with respect to items (I), (II) and (III) above. As used herein, “Market Rate” shall mean the cost that would have been incurred by the Employer to procure the same number of hours through NetJet or other comparable non-commercial airline.

7. Termination. The Employment Term and Executive’s employment hereunder may be terminated by either party at any time and for any reason; provided that Executive will be required to give the Employer at least 60 days advance written notice of any resignation of Executive’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Employer and its affiliates.

a. By the Employer For Cause or By Executive Resignation Without Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Employer for Cause (as defined below) and shall terminate automatically upon Executive’s resignation without Good Reason (as defined in Section 7(c)).

For purposes of this Agreement, “Cause” shall have the same meaning as such term is defined in the Evercore Limited Partnership Agreement (the “LP Agreement”), which as of the date hereof means the occurrence or existence of any of the following:

(A) a breach of any of Executive’s material obligations under the governing agreements of any of the entities which comprise the Employer and its affiliates of which Executive is a partner, member or stockholder;

(B) the conviction of, or plea of guilty or nolo contendere by, Executive in respect of any felony;

(C) the perpetration by Executive of fraud against the Employer;

(D) the willful and continued failure by Executive to substantially perform Executive’s duties with the Employer in Executive’s position on a full-time basis (other than any such failure resulting from Executive’s death or permanent disability (as such term is defined under any long-term disability plan maintained for Executive’s benefit by the Employer), provided that an act, or a failure to act, on Executive’s part shall be deemed “willful” only if done, or omitted to be done, by Executive not in good faith or without a reasonable belief that Executive’s action or omission was in or not opposed to the best interests of the Employer; or

(E) any willful misconduct which could have, or could reasonably be expected to have, an adverse effect in any material respect on (i) Executive’s ability to function as an employee of the Employer, taking into account the services required of Executive or (ii) the business and/or reputation of the Employer.

Notwithstanding the foregoing, in the event that the definition of “Cause” as set forth in the L.P. Agreement is modified at any time after the date of this Agreement with respect to substantially all partners thereof, the definition of “Cause” as defined herein shall be deemed modified to the same extent, and effective as of the same date, as such definition of “Cause” as set forth in either such applicable partnership agreement.

Notwithstanding the foregoing, for purposes of this Agreement, in the case of clauses (A), (D) and (E), Cause shall not exist if, such breach or misconduct, if capable of being cured, shall have been cured by Executive within 10 business days after receipt of written notice thereof from the Employer. Any termination for Cause shall be effected by a resolution of the majority of the members of the Board. Prior to the effectiveness of any such termination, Executive shall be afforded an opportunity to meet with the Board, upon reasonable notice under the circumstances, and explain and defend any action or omission alleged to constitute grounds for a termination for Cause, provided that the Board may suspend Executive from his duties hereunder prior to such opportunity and such suspension shall not constitute a breach of this Agreement by the Employer or otherwise form the basis for a termination for Good Reason. If Executive has, and utilizes, such opportunity to be heard, the Board shall promptly reaffirm that grounds for a termination for Cause exist or reinstate Executive to his position hereunder.

(ii) If Executive’s employment is terminated by the Employer for Cause or if Executive resigns without Good Reason (which shall not include a termination of employment due to Executive’s death or Disability (as such term is defined in Section 7(b)(i) below)), Executive shall be entitled to receive:

(A) any Base Salary earned but unpaid through the date of termination;

(B) reimbursement, within 60 days following submission by Executive to the Company of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 90 days following the date of Executive’s termination of employment;

(C) any unpaid Deferred Amounts; and

(D) such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Employer and its affiliates (the payments and benefits described in clauses (A), (B), (C) and (D) hereof being referred to as the “Accrued Rights”).

Following the termination of Executive’s employment by the Employer for Cause or resignation by Executive without Good Reason, except as set forth in Section 5(b), this Section 7(a)(ii) and Section 9(a)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b. Disability or Death.

(i) The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Employer if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six consecutive months or for an aggregate of nine months in any 24 consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and the Employer cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Employer. If Executive and the Employer cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Employer and Executive shall be final and conclusive for all purposes of the Agreement.

(ii) Upon termination of Executive’s employment hereunder due to either death or Disability, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Rights;

(B) a lump sum payment equal to Executive’s earned but unpaid Guaranteed Annual Bonus, if any, payable in respect of the Fiscal Year immediately preceding the Fiscal Year in which the termination occurs, payable when the Guaranteed Annual Bonus would have otherwise been payable had Executive’s employment not terminated;

(C) a lump sum payment equal to a pro-rated portion of the Guaranteed Annual Bonus, calculated based on the number of months (and any fraction thereof) Executive is employed during the Fiscal Year in which a termination of employment occurs and in respect of which the Guaranteed Annual Bonus is payable, relative to 12 months;

(D) a lump sum payment equal to Executive’s earned but unpaid Profit Annual Bonus, if any, in respect of the Fiscal Year immediately preceding the Fiscal Year in which the termination occurs, payable when the Profit Annual Bonus would have otherwise been payable had Executive’s employment not terminated; and

(E) a lump sum payment equal to a pro-rated portion of the Executive’s Profit Annual Bonus, calculated based on the number of months (and any fraction thereof) Executive is employed during the Fiscal Year in which a termination of employment occurs and in respect of which the Profit Annual Bonus is payable, relative to 12 months.

Following Executive’s termination of employment due to death or Disability, except as set forth in Section 5(b), this Section 7(b)(ii) and Section 9(a)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By the Employer Without Cause or Resignation by Executive for Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Employer without Cause (which (x) shall include the Employer’s election not to extend the Employment Term pursuant to Section 1 of this Agreement and (y) shall not include a termination of employment due to Executive’s death or Disability) or by Executive’s resignation for Good Reason (each, a “Qualifying Termination”).

(ii) For purposes of this Agreement, “Good Reason” shall mean (A) the failure of the Employer to pay or cause to be paid Executive’s Base Salary, Guaranteed Annual Bonus or Profit Annual Bonus (to the extent earned in accordance with the terms of any applicable annual bonus or annual incentive arrangement), if any, when due, (B) the failure to elect or re-elect Executive as a member of the Board, (C) any diminution in Executive’s title or any material diminution in Executive’s authority or responsibilities as in effect from time to time, or (D) the Employer’s failure to provide Executive with any of the employee benefits or perquisites set forth in Sections 5 or 6 of this Agreement; provided that any of the events described in clauses (A), (B), (C) and (D) of this Section 7(c)(ii) shall constitute Good Reason only if the Employer fails to cure such event within 30 days after receipt from Executive of written notice of the event which constitutes Good Reason; provided, further, that “Good Reason” shall cease to exist for an event on the 60th day following the later of its occurrence or Executive’s knowledge thereof, unless Executive has given the Employer written notice thereof prior to such date.

(iii) If Executive’s employment terminates due to a Qualifying Termination, Executive shall be entitled to receive:

(A) the Accrued Rights;

(B) a lump sum payment equal to Executive’s earned but unpaid Guaranteed Annual Bonus, if any, payable in respect of the Fiscal Year immediately preceding the Fiscal Year in which the termination occurs, payable when the Guaranteed Annual Bonus would have otherwise been payable had Executive’s employment not terminated;

(C) a lump sum payment equal to a pro-rated portion of the Guaranteed Annual Bonus, calculated based on the number of months (and any fraction thereof) Executive is employed during the Fiscal Year in which a termination of employment occurs and in respect of which the Guaranteed Annual Bonus is payable, relative to 12 months;

(D) a lump sum payment equal to Executive’s earned but unpaid, if any, Profit Annual Bonus in respect of the Fiscal Year immediately preceding the Fiscal Year in which the termination occurs, payable when the Profit Annual Bonus would have otherwise been payable had Executive’s employment not terminated;

(E) a lump sum payment equal to a pro-rated portion of the Executive’s Profit Annual Bonus, calculated based on the number of months (and any fraction thereof) Executive is employed during the Fiscal Year in which a termination of employment occurs and in respect of which the Profit Annual Bonus is payable, relative to 12 months; and

(F) subject to Executive’s continued compliance with the provisions of the Employee Agreement (as defined in Section 8 of this Agreement), a lump sum payment equal to:

(I) if the Qualifying Termination occurs prior to a Change in Control (as defined in the Evercore Partners Inc. 2005 Stock Incentive Plan or any successor plan thereto), a cash lump sum within 15 days of such termination in an amount equal to two times the greater of: (x) the sum of (1) Executive’s then Base Salary, (2) the Guaranteed Annual Bonus and (3) the average Profit Annual Bonus earned by Executive for the three most recently completed Fiscal Years (or, if less, the number of completed Fiscal Years since the Effective Date) (the “Average Profit Annual Bonus”) and (y) the average of the aggregate amount of cash compensation payable to the three most highly paid executives of the Employer in the most recently completed Fiscal Year (the “Average Cash Compensation”); provided that the aggregate amount described in this clause (I) shall be reduced by the present value of any other cash severance or termination benefits payable to Executive under any other plans, programs or arrangements of the Employer or its affiliates; or

(II) if the Qualifying Termination occurs on the date of, or following, a Change in Control, a cash lump sum within 15 days of such termination in an amount equal to three times the greater of (x) the sum of (1) Executive’s then Base Salary, (2) the Guaranteed Annual Bonus and (3) the Average Profit Annual Bonus and (y) the

Average Cash Compensation; provided that (A) any termination of employment by the Employer without Cause within six months prior to the occurrence of a Change in Control shall be deemed to be a termination of employment on the date of such Change in Control and (B) the aggregate amount described in this clause (II) shall be reduced by the present value of any other cash severance or termination benefits payable to Executive under any other plans, programs or arrangements of the Employer or its affiliates; and

(G) continued coverage for Executive and Executive’s spouse and dependents under the group health insurance plans of the Employer and its affiliates in which Executive was participating at the time of such termination for two years following such termination (three years if such termination occurs within six months prior to, on the date of, or following, a Change in Control), subject to payment by Executive of the same premiums Executive would have paid during such period of coverage if Executive were an active employee of the Employer and its affiliates; provided that if the Employer is unable to provide such coverage to Executive under the terms of its group health insurance plans for any portion of such period or the provision of such benefits would otherwise violate any law or regulation or result in unfavorable tax treatment, the Employer may in lieu of providing such coverage pay to Executive an amount equal to the premium (on a fully grossed up basis) that would otherwise be paid by active employees for such coverage during such period (without giving effect to any Employer subsidy thereof).

Following Executive’s termination of employment by the Employer due to a Qualifying Termination, except as set forth in Section 5(b), this Section 7(c)(iii) and Section 9(a)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

d. Expiration of Employment Term.

(i) Election Not to Extend the Employment Term. In the event either party elects not to extend the Employment Term pursuant to Section 1 of this Agreement, unless Executive’s employment is earlier terminated pursuant to paragraphs (a), (b) or (c) of this Section 7, Executive’s termination of employment hereunder (whether or not Executive continues as an employee of the Employer thereafter) shall be deemed to occur on the close of business on the day immediately preceding the next scheduled Extension Date. In the event Executive elects not to extend the Term, Executive shall only be entitled to receive the Accrued Rights. In the event the Employer elects not to extend the Term, such election shall be treated as a termination by the Employer without Cause and Executive shall be entitled to receive payments and benefits pursuant to Section 7(c)(iii) of this Agreement.

Following such termination of Executive’s employment hereunder as a result of either party’s election not to extend the Term, except as set forth in Section 5(b), this Section 7(d)(i) and Section 9(a)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(ii) Continued Employment Beyond the Expiration of the Employment Term. Unless the parties otherwise agree in writing, continuation of Executive’s employment with the Employer beyond the expiration of the Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at will by either Executive or the Employer; provided that the provisions of Sections 8, 9 and 10 of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment hereunder.

e. Notice of Termination. Any purported termination of employment by the Employer or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 9(h) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

8. Restrictive Covenants.

Executive acknowledges and recognizes the highly competitive nature of the business of the Employer and its affiliates and accordingly agrees that Executive shall execute, and hereby agrees to be bound by, the Employer’s Confidentiality, Non-Solicitation and Proprietary Information Agreement in the form attached hereto as Exhibit B (the “Employee Agreement”).

9. Miscellaneous.

a. Governing Law; Arbitration.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

(ii) Any disputes arising under or in connection with this Agreement shall be resolved by binding arbitration, to be held in New York, New York, in accordance with the rules and procedures of the American Arbitration Association. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Each party shall bear his or its own costs of the arbitration or litigation. In the event that the arbitrator determines that Executive has prevailed on substantially all issues in dispute in the arbitration, the Employer shall bear all costs and expenses of Executive with respect to the arbitration (including reasonable attorneys’ fees and disbursements of Executive’s counsel); provided, however, that Executive shall bear all costs and expenses of the Employer or any of its affiliates with respect to the arbitration (including reasonable attorneys’ fees and disbursements of the Employer’s counsel) in the event that the arbitrator determines that Executive’s claims in the dispute were, in the aggregate, frivolous or otherwise taken in bad faith.

b. Entire Agreement; Amendments. Except as set forth in the Employee Agreement, this Agreement contains the entire understanding of the parties with respect to the employment (or any termination thereof) of Executive by the Employer, and supersedes, and Executive shall no longer be legally bound by, any post-employment restrictive covenants and conditions to the receipt of post-employment payments contained in (i) any terms letter between Executive and the Employer or any of its affiliates entered into prior to the date of this Agreement, (ii) any letter agreement relating to the offer of employment between Executive and the Employer or any of its affiliates entered into prior to the date of this Agreement and (iii) any partnership agreement, limited liability Employer agreement, stockholders agreement or similar arrangement or understanding between Executive and the Employer or any of its affiliates entered into prior to the date of this Agreement. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Employer to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Employer. Upon such assignment, the rights and obligations of the Employer hereunder shall become the rights and obligations of such affiliate or successor person or entity.

f. Set Off/No Mitigation. The Employer’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Employer or its affiliates. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment and no amounts payable hereunder shall be reduced or offset due to any employment of the Executive.

g. Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

h. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Employer:

55 East 52nd Street, 43rd Floor

New York, New York 10055

Attention: General Counsel

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Employer.

i. Prior Agreements. This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Employer and/or its affiliates regarding the terms and conditions of Executive’s employment with the Employer and/or its affiliates.

j. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement.

k. Withholding Taxes. The Employer may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

l. Section 409A. Notwithstanding any other provision of this Agreement or certain compensation and benefit plans of the Employer or its affiliates, any payments or benefits due under this Agreement or such plans upon or in connection with a termination of Executive’s employment shall be deferred and paid no earlier than 6 months following such termination of Executive’s employment, if, and only to the extent, required to comply with Section 409A of the Internal Revenue Code; and shall further be payable at such time or times as may otherwise be required in order to avoid any imposition of tax under Section 409A of the Internal Revenue Code.

m. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

EVERCORE PARTNERS INC.

By:	/s/ Austin M. Beutner
Name:	Austin M. Beutner
Title:	President and Co-Chief Executive Officer

EVERCORE L.P.

By:	/s/ Austin M. Beutner
Name:	Austin M. Beutner
Title:	President and Co-Chief Executive Officer

/s/ Roger C. Altman
ROGER C. ALTMAN

EXHIBIT A

Gross-Up Payment

In the event the provisions of Section 5(b) of the Agreement to which this Exhibit A is a part shall become applicable, then the following provisions shall apply:

(a) If it shall be determined that any amount, right or benefit paid, distributed or treated as paid or distributed by the Employer or any of its affiliates to or for Executive’s benefit (other than any amounts payable pursuant to this Exhibit A) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, collectively, the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) equal to the amount necessary such that after payment by Executive of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) All determinations required to be made under this Exhibit A, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Employer’s independent auditors (the “Auditor”). The Auditor shall provide detailed supporting calculations to both the Employer and Executive within 15 business days of the receipt of notice from Executive or the Employer that there has been a Payment, or such earlier time as is requested by the Employer. All fees and expenses of the Auditor shall be paid by the Employer. Any Gross-Up Payment, as determined pursuant to this Exhibit A, shall be paid by the Employer to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf) within five days of the receipt of the Auditor’s determination. All determinations made by the Auditor shall be binding upon the Employer and Executive; provided that following any payment of a Gross-Up Payment to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf), the Employer may require Executive to sue for a refund of all or any portion of the Excise Taxes paid on Executive’s behalf, in which event the provisions of paragraph (c) below shall apply. As a result of uncertainty regarding the application of Section 4999 of the Code hereunder, it is possible that the Internal Revenue Service may assert that Excise Taxes are due that were not included in the Auditor’s calculation of the Gross-Up Payments (an “Underpayment”). In the event that the Employer exhausts its remedies pursuant to this Exhibit A and Executive thereafter is required to make a payment of any Excise Tax, the Auditor shall determine the amount of the Underpayment that has occurred and any additional Gross-Up Payments that are due as a result thereof shall be promptly paid by the Employer to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf).

(c) Executive shall notify the Employer in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Employer of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive receives written notification of such claim and shall apprise the Employer of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which Executive gives such notice to the Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Employer notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall: (i) give the Employer all information reasonably requested by the Employer relating to such claim; (ii) take such action in connection with contesting such claim as the Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Employer and ceasing all efforts to contest such claim; (iii) cooperate with the Employer in good faith in order to effectively contest such claim; and (iv) permit the Employer to participate in any proceeding relating to such claim; provided, however, that the Employer shall bear and pay directly all reasonable costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expense. Without limiting the foregoing provisions of this Exhibit A, the Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Employer shall determine and direct; provided, however, that if the Employer directs Executive to pay such claim and sue for a refund, the Employer shall advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for Executive’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Employer’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after Executive’s receipt of an amount advanced by the Employer pursuant to this Exhibit A, Executive becomes entitled to receive any refund with respect to such claim, Executive shall promptly pay to the Employer the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after Executive’s receipt of an amount advanced by the Employer pursuant to this Exhibit A, a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Employer does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after the Employer’s receipt of notice of such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.